

October 11, 2012

<u>Via Facsimile</u>
Mr. Gary R. Langford
Chief Financial Officer
Nexxus Lighting, Inc.
124 Floyd Smith Drive, Suite 300
Charlotte, North Carolina 28262

> **Re:** **Nexxus Lighting, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 0-23590**

Dear Mr. Langford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Definitive Proxy Statement on Schedule 14A
Employment Agreements, page 9

1. With a view towards future disclosure, please tell us what consideration you have given to disclosing the "certain financial and performance objectives" in connection with the payment of performance bonuses to the two executive officers. In this regard, we also note that Schedule 1 to Mr. Bauer's employment agreement is blank. Please note that Item 402(o) of Regulation S-K requires disclosure of any material factors necessary to an understanding of the information disclosed in the summary compensation table. To the extent necessary, please file a complete copy of Mr. Bauer's employment agreement with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti at (202) 551-3369 or Craig Slivka at (202) 551-3729 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief